UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934

(Amendment No.     )*

Fortress Investment Group LLC

(Name of Issuer)

Class A Shares

(Title of Class of Securities)

34958B106

(CUSIP Number)

March 30, 2012

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this schedule is filed:

☐ Rule 13d-1(b)

☒ Rule 13d-1(c)

☐ Rule 13d-1(d)

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No.: 34958B106

1	NAME OF REPORTING PERSON Adam Levinson
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION USA
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 12,902,947 (1)
	6	SHARED VOTING POWER 0
	7	SOLE DISPOSITIVE POWER 12,902,947 (1)
	8	SHARED DISPOSITIVE POWER 0
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 12,902,947 (1)
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 6.03% (2)
12	TYPE OF REPORTING PERSON IN

(1)	This number includes:

(a) 1,325,715 Class A shares acquired on March 28, 2012 upon the vesting of 2,285,715 Restricted Share Units on January 1, 2012. Of the total number of Class A shares delivered, 960,000 were sold to cover the attendant tax liability.

(b) 5,993,333 Class A shares acquired on March 30, 2012 upon the exchange of 10,333,333 Fortress Operating Group Units (“FOGUs”) for Class A shares. Such FOGUs were acquired on March 30, 2012 in connection with the vesting of 10,333,333 Restricted Partnership Units (“RPUs”) on January 1, 2012. Of the total number of Class A shares delivered upon the exchange of FOGUs, 4,340,000 were sold to cover the attendant tax liability.

(c) 5,583,899 Class A shares acquired on March 30, 2012 upon the exchange of 10,333,333 FOGUs for Class A shares. Such FOGUs were acquired on March 9, 2011 in connection with the vesting of 10,333,333 RPUs on January 1, 2011. Of the total number of Class A shares delivered upon the exchange of FOGUs, 4,749,434 were sold to cover the attendant tax liability.

As previously disclosed, in April 2008, Fortress Investment Group LLC (the “Company”) granted Mr. Levinson 31,000,000 RPUs pursuant to its equity incentive plan, including the RPUs referred to in (b) and (c) above. Such RPUs vest into FOGUs, subject to Mr. Levinson’s continued employment with the Company. The remaining 10,333,334 RPUs are scheduled to vest in January 2013, subject to Mr. Levinson’s continued employment and other conditions.

Each FOGU represents one limited partner interest in each of Fortress Operating Entity I LP and Principal Holdings I LP. The holders of FOGUs have the right, exercisable from time to time subject to certain contractual and other limitations, to exchange each FOGU for one Class A share of the Company, provided that one Class B share of the Company is concurrently delivered to the Company for cancellation. Shares of Class B stock carry voting rights but do not have an economic interest in the Company.

(2)	Based on 214,134,201 Class A shares outstanding as of March 30, 2012.

Item 1.	(a)	Name of Issuer:

The name of the issuer is Fortress Investment Group LLC (the “Issuer”).

	(b)	Address of Issuer’s Principal Executive Offices:

The Issuer’s principal executive offices are located at 1345 Avenue of the Americas, 46th Floor, New York, NY 10105.

Item 2.	(a)	Name of Person Filing:

Adam Levinson

	(b)	Address of Principal Business Office:

The address of the principal business office of the Reporting Person is 20 McCallum Street, 19-01 Tokio Marine Center, 19th Floor, Singapore, Singapore 069046.

	(c)	Citizenship:

Adam Levinson is a United States citizen.

	(d)	Title of Class of Securities:

Class A shares, par value $0.01 per share.

	(e)	CUSIP Number:

34958B106

Item 3.	If this statement is filed pursuant to §§240.13d-1(b) or 240.13d-2(b) or (c), check whether the person filing is a:

Not applicable.

	(a)	☐ Broker or dealer registered under section 15 of the Act (15 U.S.C. 78o).

	(b)	☐ Bank as defined in section 3(a)(6) of the Act (15 U.S.C. 78c).

	(c)	☐ Insurance company as defined in section 3(a)(19) of the Act (15 U.S.C. 78c).

	(d)	☐ Investment company registered under section 8 of the Investment Company Act of 1940 (15 U.S.C. 80a-8).

	(e)	☐ An investment adviser in accordance with §240.13d-1(b)(1)(ii)(E).

	(f)	☐ An employee benefit plan or endowment fund in accordance with §240.13d-1(b)(1)(ii)(F).

	(g)	☐ A parent holding company or control person in accordance with §240.13d-1(b)(1)(ii)(G).

	(h)	☐ A savings association as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813).

	(i)	☐ A church plan that is excluded from the definition of an investment company under section 3(c)(14) of the Investment Company Act of 1940 (15 U.S.C. 80a-3).

	(j)	☐ Group, in accordance with §240.13d-1(b)(1)(ii)(J).

Item 4.	Ownership.

The percentages used in this Item 4 are calculated based on 214,134,201 Class A shares outstanding as of March 29, 2012.

(a) Amount beneficially owned: 12,902,947 (1)

(b) Percent of class: 6.03%(2)

(c) (i) Sole power to vote or direct the vote: 12,902,947 (1)

(ii) Shared power to vote or direct the vote: 0

(iii) Sole power to dispose or direct the disposition: 12,902,947 (1)

(iv) Shared power to dispose or direct the disposition: 0

(1) This number includes:

(a) 1,325,715 Class A shares acquired on March 28, 2012 upon the vesting of 2,285,715 Restricted Share Units on January 1, 2012. Of the total number of Class A shares delivered, 960,000 were sold to cover the attendant tax liability.

(b) 5,993,333 Class A shares acquired on March 30, 2012 upon the exchange of 10,333,333 Fortress Operating Group Units (“FOGUs”) for Class A shares. Such FOGUs were acquired on March 30, 2012 in connection with the vesting of 10,333,333 Restricted Partnership Units (“RPUs”) on January 1, 2012. Of the total number of Class A shares delivered upon the exchange of FOGUs, 4,340,000 were sold to cover the attendant tax liability.

(c) 5,583,899 Class A shares acquired on March 30, 2012 upon the exchange of 10,333,333 FOGUs for Class A shares. Such FOGUs were acquired on March 9, 2011 in connection with the vesting of 10,333,333 RPUs on January 1, 2011. Of the total number of Class A shares delivered upon the exchange of FOGUs, 4,749,434 were sold to cover the attendant tax liability.

As previously disclosed, in April 2008, Fortress Investment Group LLC (the “Company”) granted Mr. Levinson 31,000,000 RPUs pursuant to its equity incentive plan, including the RPUs referred to in (b) and (c) above. Such RPUs vest into FOGUs, subject to Mr. Levinson’s continued employment with the Company. The remaining 10,333,334 RPUs are scheduled to vest in January 2013, subject to Mr. Levinson’s continued employment and other conditions.

Each FOGU represents one limited partner interest in each of Fortress Operating Entity I LP and Principal Holdings I LP. The holders of FOGUs have the right, exercisable from time to time subject to certain contractual and other limitations, to exchange each FOGU for one Class A share of the Company, provided that one Class B share of the Company is concurrently delivered to the Company for cancellation. Shares of Class B stock carry voting rights but do not have an economic interest in the Company.

(2) Based on 214,134,201 Class A shares outstanding as of March 30, 2012.

Item 5.	Ownership of Five Percent or Less of a Class.

Not applicable.

Item 6.	Ownership of More than Five Percent on Behalf of Another Person.

Not applicable.

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company.

Not applicable.

Item 8.	Identification and Classification of Members of the Group.

Not applicable.

Item 9.	Notice of Dissolution of a Group.

Not applicable.

Item 10	Certification.

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

April 10, 2012

By:	/s/ Adam Levinson
Name: Adam Levinson